UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                                XO HOLDINGS, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    98417K106
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 25, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      650,297,950

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      650,297,950

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      650,297,950

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      87.82%

14 TYPE OF REPORTING PERSON*
      IN

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Cardiff Holding LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      130,297,949

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      130,297,949

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      130,297,949

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      59.10%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      ACF Industries Holding Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      150,000,000

8  SHARED VOTING POWER
      432,654,616

9  SOLE DISPOSITIVE POWER
      150,000,000

10 SHARED DISPOSITIVE POWER
      432,654,616

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      582,654,616

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      86.60%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Highcrest Investors Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) / /
       (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      582,654,616

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      582,654,616

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      582,654,616

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      86.60%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Buffalo Investors Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      582,654,616

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      582,654,616

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      582,654,616

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      86.60%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Starfire Holding Corporation

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      582,654,616

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      582,654,616

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      582,654,616

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      86.60%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Unicorn Associates Corporation

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      302,356,667

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      302,356,667

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      302,356,667

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      62.41%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Arnos Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      302,356,667

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      302,356,667

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      302,356,667

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      62.41%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      40,646,000

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      40,646,000

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      40,646,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.25%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Hopper Investments, LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      40,646,000

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      40,646,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      40,646,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.25%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      26,997,334

8  SHARED VOTING POWER
      40,646,000

9  SOLE DISPOSITIVE POWER
      26,997,334

10 SHARED DISPOSITIVE POWER
      40,646,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      67,643,334

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27.09%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement constitutes Amendment No. 11 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the "Shares"), of XO Holdings, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on January 27, 2003 and amended by each of Amendment No. 1 filed on October 24, 2003, Amendment No. 2 filed on January 27, 2004, Amendment No. 3 filed on June 22, 2004, Amendment No. 4 filed on August 10, 2004, Amendment No. 5 filed on February 17, 2006, Amendment No. 6 filed on February 27, 2006, Amendment No. 7 filed on March 31, 2006, Amendment No. 8 filed on May 1, 2006, Amendment No. 9 filed on July 2, 2007 and Amendment No. 10 filed on March 17, 2008 (as amended by Amendment Nos. 1, 2 ,3, 4, 5, 6, 7, 8, 9 and 10, the "Original 13D"), on behalf of the Filing Persons (as defined in the Original 13D and as herein amended). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.

Item 2. Identity and Background

     Item 2 of the Original 13D is hereby amended by adding the following:

     The term Filing Persons is hereby amended to add thereto High River Limited Partnership, a Delaware limited partnership ("High River"), Hopper Investments LLC, a Delaware limited liability company ("Hopper"), Barberry Corp., a Delaware corporation ("Barberry"), Arnos Corp., a Nevada corporation ("Arnos"), and Unicorn Associates Corporation, a New York corporation ("Unicorn"), and all references thereto hereinafter shall include such parties and to delete therefrom Tramore LLC, a Delaware limited liability company ("Tramore"), and all references thereto hereinafter shall exclude Tramore. The principal business address of each of High River, Hopper, Barberry, Arnos and Unicorn (collectively, the "Additional Filing Persons") is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601. Barberry is the sole member of Hopper, which is the general partner of High River. Barberry is 100 percent owned by Carl C. Icahn. Arnos is 100 percent owned by Unicorn which is 100 percent owned by ACF Industries Holding Corp. ("ACF Holding"). ACF Holding is 100 percent indirectly owned by Carl C. Icahn (as described in the Original
13D). As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Additional Filing Persons.

     Each of High River, Barberry, Arnos, and Unicorn is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of acting as the general partner of High River. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Additional Filing Persons are set forth in Schedule A attached hereto.

     None of the Additional Filing Persons nor any manager or executive officer of the Additional Filing Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Original 13D is hereby amended by adding the following:

     The aggregate purchase price of the 550,000 Class B Shares and the 225,000 Class C Shares purchased by High River, Arnos and Barberry, collectively, was $780,000,000.00. The source of funding for the purchase of these Class B Shares was the retirement of certain indebtedness of the Issuer held by certain of the respective purchasers and from the general working capital of certain of the respective purchasers, and the source of funding for the purchase of these Class C Shares was from the general working capital of certain of the respective purchasers.

Item 4. Purpose of Transaction

     Item 4 of the Original 13D is hereby amended by adding the following:

     See Item 6.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Original 13D is hereby amended by deleting it in its entirety and replacing it with the following:

     (a) Tramore LLC does not beneficially own any Shares. Accordingly, Tramore LLC is no longer a Filing Person and will hereafter be excluded from the definition of Filing Persons hereunder. As of the close of business on July 25, 2008, the Filing Persons may be deemed to beneficially own in the aggregate 650,297,950 Shares constituting approximately 87.82% of the outstanding Shares (based upon (i) the 182,075,035 Shares stated to be issued and outstanding by Issuer, (ii) the 91,913,269 Shares beneficially held by the Filing Persons, (iii) the 10,041,858 Shares issuable upon exercise of the Warrants beneficially held by the Filing Persons, (iv) the 28,342,822 Shares issuable upon conversion of the 2,075,000 shares of 6% Series A Convertible Preferred Stock (the "Series A Shares") beneficially held by the Filing Persons, (v) the 370,000,001 Shares issuable upon conversion of the 555,000 shares of 7% Series B Convertible Preferred Stock (the "Series B Shares") beneficially held by the Filing Persons, and (vi) the 150,000,000 votes to which the 225,000 shares of 9.5% Series C Perpetual Preferred Stock (the "Series C Shares") beneficially held by the Filing Persons are entitled.

          Hopper may, by virtue of its ownership of 100% of the general partnership interest in High River, be deemed to beneficially own the securities as to which High River possesses direct beneficial ownership. Hopper disclaims beneficial ownership of such securities for all other purposes. Barberry may, by virtue of its ownership of 100% of the membership interest in Hopper, be deemed to beneficially own the securities as to which Hopper possesses indirect beneficial ownership. Barberry disclaims beneficial ownership of such securities for all other purposes. Mr. Icahn may, by virtue of his ownership of 100% of the interest in Barberry, be deemed to beneficially own the securities as to which Barberry possesses direct or indirect beneficial ownership. Mr. Icahn disclaims beneficial ownership of such securities for all other purposes. Unicorn may, by virtue of its ownership of 100% of the interest in Arnos, be deemed to beneficially own the securities as to which Arnos possesses direct beneficial ownership. Unicorn disclaims beneficial ownership of such securities for all other purposes. ACF Holding may, by virtue of its ownership of approximately 98% of the interest in Cardiff and 100% of the interest in Unicorn, be deemed to beneficially own the securities as to which Cardiff possesses direct beneficial ownership and Unicorn possesses indirect beneficial ownership. ACF Holding disclaims beneficial ownership of such securities for all other purposes. Highcrest may, by virtue of its ownership of 100% of the interest in ACF Holding, be deemed to beneficially own the securities as to which ACF Holding possesses direct or indirect beneficial ownership. Highcrest disclaims beneficial ownership of such securities for all other purposes. Buffalo may, by virtue of its ownership of approximately 99% of the interest in Highcrest, be deemed to beneficially own the securities as to which Highcrest possesses indirect beneficial ownership. Buffalo disclaims beneficial ownership of such securities for all other purposes. Starfire may, by virtue of its ownership of 100% of the interest in Buffalo, be deemed to beneficially own the securities as to which Buffalo possesses indirect beneficial ownership. Starfire disclaims beneficial ownership of such securities for all other purposes. Mr. Icahn may, by virtue of his ownership of 100% of the interest in Starfire, be deemed to beneficially own the securities as to which Starfire possesses indirect beneficial ownership. Mr. Icahn disclaims beneficial ownership of such securities for all other purposes.

     (b) Cardiff has the sole power to vote or to direct the vote and to dispose or direct the disposition of 130,297,949 Shares. Arnos has the sole power to vote or to direct the vote and to dispose or direct the disposition of 453,535 Series B Shares (which are convertible into 302,356,667 Shares). High River has the sole power to vote or to direct the vote and to dispose or direct the disposition of 60,969 Series B Shares (which are convertible into 40,646,000 Shares). Barberry has the sole power to vote or to direct the vote and to dispose or direct the disposition of 40,496 Series B Shares (which are convertible into 26,997,334 Shares). ACF Holding has the sole power to vote or to direct the vote and to dispose or direct the disposition of 225,000 Series C Shares (which are entitled to 150,000,000 votes).

          Each of ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in Cardiff, ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with Cardiff the power to vote or to direct the vote and to dispose or to direct the disposition of the 130,297,949 Shares. Each of Unicorn, ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in Arnos, Unicorn, ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with Arnos the power to vote or to direct the vote and to dispose or to direct the disposition of the 453,535 Series B Shares (which are convertible into 302,356,667 Shares). Each of Hopper, Barberry and Mr. Icahn may, by virtue of its or his ownership interest in High River, Hopper and Barberry, respectively, be deemed to share with High River the power to vote or to direct the vote and to dispose or to direct the disposition of the 60,969 Series B Shares (which are convertible into 40,646,000 Shares). Mr. Icahn may, by virtue of his ownership interest in Barberry, be deemed to share with Barberry the power to vote or to direct the vote and to dispose or to direct the disposition of the 40,496 Series B Shares (which are convertible into 26,997,334 Shares). Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with ACF Holding the power to vote or to direct the vote and to dispose or to direct the disposition of the 225,000 Series C Shares (which are entitled to 150,000,000 votes).

     (c) Except as described in this item 5, no transactions in the Shares, the Series B Shares or the Series C Shares were effected within the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 of the Original 13D is hereby amended by the addition of the following:

     On July 25, 2008, Arnos, High River, Barberry, and ACF Holding (collectively, the "Purchasers") and the Issuer entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), pursuant to which the Purchasers purchased an aggregate of 555,000 Series B Shares for an aggregate purchase price of $555,000,000 and an aggregate of 225,000 Series C Shares for an aggregate purchase price of $225,000,000. A portion of the purchase price for the Series B Shares was paid by Purchasers through the retirement of an aggregate of $372,490,318.17 senior secured indebtedness of the Issuer held by certain of the Purchasers and an aggregate of $78,267,696.82 senior unsecured indebtedness of the Issuer held by certain of the Purchasers, which represents all of such indebtedness held by the Purchasers and their affiliates. The remainder of the purchase price for the Series B Shares and the Series C Shares was paid in cash in the aggregate amount of $329,241,985.01.

     The Stock Purchase Agreement contains a provision in which the Purchasers agreed that no Purchaser, nor any affiliate thereof, will, directly or indirectly, consummate any transaction (including the conversion of the Series A Shares or Series B Shares, the exercise of warrants or options to purchase Common Stock of the Issuer, or a merger pursuant Section 253 of the Delaware General Corporation Law (the "DGCL")), if as a result of such transaction, such Purchaser or affiliate would own at least 90% of the outstanding shares of each class of the Issuer's capital stock, of which class there are outstanding shares, that absent the provisions of Section 253 of the DGCL, would be entitled to vote on a merger of the Issuer with or into such Purchaser or affiliate under the DGCL, except solely as a result of (i) a tender offer for all of the outstanding Shares by the Purchasers or their affiliates wherein a majority of the outstanding Shares not held by such Purchasers or their affiliates are tendered or (ii) a merger or acquisition transaction by the Purchasers or their affiliates that has been approved by a special committee of the Issuer's Board of Directors comprised of disinterested directors wherein the Purchasers or their affiliates acquire all of the outstanding Shares.


     The Series B Shares rank on a parity with the Series C Shares and senior to the Common Stock, the Series A Shares and each other class of the Issuer's capital stock the terms of which do not expressly provide that it ranks senior to, or on a parity with, the Series B Shares with respect to rights to participate in distributions or payments in the event of any liquidation, dissolution or winding up. The liquidation preference of the Series B Shares initially is $1,000 per share. Each quarter the liquidation preference will be increased by 1.75% unless, the Board of Directors determines to pay the holders of the Series B Shares a 1.75% cash dividend.

     The Series B Shares are mandatorily redeemable by the Issuer in the event of a change of control at a cash redemption price equal to 100% of the liquidation preference per share as of the redemption date. In addition, the Series B Shares are redeemable, at the option of the Issuer, at a cash redemption price equal to 100% of the liquidation preference per share as of the redemption date; provided, however, that (i) during a period (the "Restricted Period") of up to one year and 90 days following July 25, 2008, the Series B Shares are only redeemable at the option of the Issuer in connection with a sale transaction and (ii) during the five year period following the Restricted Period, the Series B Shares are only redeemable at the option of the Issuer if the market price of the Shares shall have equaled or exceeds 250% of the conversion price in effect at such time for a certain trading day period. If any Series B Shares to be so redeemed are held by affiliates of the Issuer, the redemption of such shares held by affiliates shall require the approval of a special committee of the Board of Directors comprised of disinterested directors in respect of such affiliates.

     At any time after the Restricted Period, to the extent an Excess Ownership Event (as defined below) has not occurred, each Series B Share may be converted on any date, at the option of the holder, into the number of shares of Common Stock equal to the conversion rate (which means, at any date, the quotient obtained by dividing the liquidation preference as of such date by the Conversion Price (initially $1.50) as of such date and subject to adjustment in accordance with the terms of the Series B Shares. "Excess Ownership Event" means any time a Purchaser or its affiliate (an "Excess Holder") beneficially own 90% or more of the outstanding shares of each class of the Issuer's capital stock, of which class there are outstanding shares, that absent the provisions of
Section 253 of the DGCL, would be entitled to vote on a merger of the Issuer with or into such Purchaser or affiliate under the DGCL unless such ownership results solely from (i) a tender offer for all of the outstanding shares of Common Stock by the Purchasers or their affiliates wherein a majority of the outstanding shares of Common Stock not held by such Purchasers or their affiliates are tendered or (ii) a merger or acquisition transaction by the Purchaser or their affiliates that has been approved by a special committee of independent directors of the Board of Directors of the Issuer wherein the Purchasers or their affiliates acquire all of the outstanding Common Stock.

     Each issued and outstanding Series B Share will be entitled to the number of votes equal to the number of shares of Common Stock into which each such share of Convertible Preferred Stock is convertible (as adjusted from time to time) with respect to any and all matters presented to the stockholders of the Issuer for their action or consideration and as otherwise required by Delaware law. Except as provided by law, holders of the Series B Shares will vote together with the holders of Common Stock (together with all other shares of the Issuer which are granted rights to vote with the Common Stock) as a single class.

     The Series C Shares rank on a parity with the Series B Shares and senior to the Common Stock, the Series A Shares and each other class of the Issuer's capital stock the terms of which do not expressly provide that it ranks senior to, or on a parity with, the Series C Shares with respect to rights to participate in distributions or payments in the event of any liquidation, dissolution or winding up. The liquidation preference of the Series B Shares initially is $1,000 per share. Each quarter the liquidation preference will be increased by 2.375% unless, the Board of Directors determines to pay the holders of the Series C Shares a 2.375% cash dividend.

     The Series C Shares are mandatorily redeemable by the Issuer in the event of a change of control at a cash redemption price equal to 100% of the liquidation preference per share as of the redemption date. In addition, the Series C Shares are redeemable, at the option of the Issuer, at any time, at a cash redemption price equal to 100% of the liquidation preference per share as of the redemption date. To the extent shares to be so redeemed are held by affiliates of the Issuer, the redemption of such shares held by affiliates shall require the approval of a special committee of the Board of Directors comprised of disinterested directors in respect of such affiliates.

     Each issued and outstanding Series C Share will be entitled to the number of votes equal to quotient obtained by dividing the liquidation preference by the Conversion Price for the Series B Shares, each as in effect on such date (as adjusted from time to time and without regard to whether any Series B Shares remain outstanding), with respect to any and all matters presented to the stockholders of the Issuer for their action or consideration and as otherwise required by the DGCL. Except as provided by law, holders of Series C Shares will vote together with the holders of Common Stock (together with all other shares of the Issuer which are granted rights to vote with the Common Stock) as a single class.

     In connection with the transactions contemplated by the Stock Purchase Agreement, the Issuer and the Purchasers entered into a Registration Rights
Agreement, dated as of July 25, 2008 (the "Registration Rights Agreement"), pursuant to which the Purchasers were granted certain rights to cause, or have their Series B Shares and/or Series C Shares be included in, a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to such shares, subject to the terms and conditions of the Registration Rights Agreement.

     In connection with the Stock Purchase Agreement, Starfire and the Issuer entered into a Tax Allocation Agreement, dated as of July 25, 2008 (the "Tax Allocation Agreement"), that generally governs Starfire's and the Issuer's rights and obligations with respect to consolidated and combined income tax returns filed by Starfire and its subsidiaries. The Tax Allocation Agreement replaces the previous tax allocation agreement by and between Starfire and XO Communications, Inc. dated January 16, 2003. Under the Tax Allocation Agreement, to the extent that Starfire and the Issuer file consolidated income tax returns, Starfire will make (i) current payments to the Issuer equal to 30% of Starfire's income tax savings from using the Issuer's income tax losses (up to an aggregate of $900 million of losses) and (ii) deferred payments to the Issuer equal to 100% of Starfire's income tax savings from using the Issuer's losses in excess of $900 million (other than losses which reduce the Issuer's payment obligation as set forth below) at the time the Issuer would otherwise have been able to use the losses (and the Issuer no longer files income tax returns on a consolidated or combined basis with Starfire). In addition, the Issuer's obligation to make income tax payments to Starfire as the common parent of a consolidated or combined income tax group may be reduced by the Issuer's available tax losses.

     The above descriptions of the Stock Purchase Agreement, the Series B Shares, the Series C Shares, the Registration Rights Agreement and the Tax Allocation Agreement are summaries and do not purport to be complete descriptions of all of the terms of such agreements and securities, and are qualified in their entirety by reference to each of the Stock Purchase
Agreement, the Certificate of Designations for the Series B Shares, the Certificate of Designations for the Series C Shares, the Registration Rights Agreement and the Tax Allocation Agreement, each of which is filed by the Issuer as an exhibit to the Form 8-k filed by the Issuer on July 28, 2008, and each of which is incorporated herein by reference in their entirety.

Item 7. Material to be Filed as Exhibits

     Item 7 of the Original 13D is hereby amended by the addition of the following:

     Exhibit 1         Amended and Restated Joint Filing Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 28, 2008


CARDIFF HOLDING LLC

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ACF INDUSTRIES HOLDING CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Vice President


HIGHCREST INVESTORS CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Vice President


BUFFALO INVESTORS CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title:  President


STARFIRE HOLDING CORPORATION

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


ARNOS CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


HOPPER INVESTMENTS LLC
BY: Barberry Corp., its sole member

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


HIGH RIVER LIMITED PARTNERSHIP
BY: Hopper Investments LLC, its general partner
BY: Barberry Corp., its sole member

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


UNICORN ASSOCIATES CORPORATION

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Vice President


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



           [XO Holdings, Inc. - Signature Page of Amendment No. 11 to
           Schedule 13D re: $780 million Preferred Private Placement]

                                                                       EXHIBIT 1

                   AMENDED AND RESTATED JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of XO Holdings, Inc. and further agree that this Amended and Restated Joint Filing Agreement amends and restates that certain prior Joint Filing Agreement among certain of the parties hereto which was filed with the Original 13D and that this Amended and Restated Joint Filing Agreement be included as an Exhibit to any such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Amended and Restated Joint Filing Agreement as of this 28th day of July, 2008.

CARDIFF HOLDING LLC

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ACF INDUSTRIES HOLDING CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Vice President


HIGHCREST INVESTORS CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Vice President


BUFFALO INVESTORS CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title:  President


STARFIRE HOLDING CORPORATION

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


ARNOS CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


HOPPER INVESTMENTS LLC
BY: Barberry Corp., its sole member

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


HIGH RIVER LIMITED PARTNERSHIP
BY: Hopper Investments LLC, its general partner
BY: Barberry Corp., its sole member

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


UNICORN ASSOCIATES CORPORATION

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Vice President


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



         [Signature Page of Amended and Restated Joint Filing Agreement
                      to Schedule 13D - XO Holdings, Inc.]

                                                                      SCHEDULE A

      DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of certain of the Reporting Persons that were not included in the Original 13D. The name, position, and principal occupation of each director and executive officer of the Reporting Persons that was included in the Original 13D is contained in the Original 13D. Each of the following persons is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.


HIGH RIVER LIMITED PARTNERSHIP
Name                                Position
----                                --------
Hopper Investments LLC              General Partner


HOPPER INVESTMENTS LLC
Name                                Position
----                                --------
Barberry Corp.                      Sole Member


BARBERRY CORP.
Name                                Position
----                                --------
Carl C. Icahn                       Chairman of the Board; Director; President
Jordan Bleznick                     Vice President/Taxes
Gail Golden                         Vice President; Authorized Signatory
Vincent J. Intrieri                 Vice President; Authorized Signatory
Keith Cozza                         Secretary; Treasurer
Tina March                          Authorized Signatory
Edward E. Mattner                   Authorized Signatory


ARNOS CORP.
Name                                Position
----                                --------
Carl C. Icahn                       President; Director
Edward E. Mattner                   Vice President
Jordan Bleznick                     Vice President/Taxes
Gail Golden                         Vice President; Secretary; Treasurer
Craig Pettit                        Vice President/Administration; Assistant
                                      Secretary
Keith Cozza                         Authorized Signatory

UNICORN ASSOCIATES CORPORATION
Name                                Position
----                                --------
Carl C. Icahn                       Director
Edward E. Mattner                   President; Treasurer
Jordan Bleznick                     Vice President/Taxes
Gail Golden                         Vice President; Secretary
Keith Cozza                         Vice President